Exhibit 99.1

Re: Update Regarding Searchlight Transaction, Debenture holders’ Meetings; Court

Ramat Gan, Israel – June 20, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

As reported on June 19, 2019, meetings of the debenture holders of both the Company and Internet Gold-Golden Lines Ltd. (“IGLD”) took place (the “Meetings”). The debenture holders were asked to vote on whether the companies should sign the Searchlight Transaction agreements and whether to instruct the applicable Trustee to the debentures to sign any related document required to perform the agreements (the “Purchase Agreement”).

We reported on June 19, 2019 that the majority required by Searchlight for the approval of the Purchase Agreement in these Meetings was a majority of at least 75% of the total number of votes cast at each of the meetings, excluding abstentions (the “Special Majority”). The Special Majority was obtained in 3 out of the 4 meetings (Series C wasn’t obtained).

The Company now wishes to update that following the publication of the results of the Meetings, Searchlight Capital Partners informed the Company that it is no longer demanding the Special Majority.

This morning, a hearing was held in the Tel Aviv District Court (the “Court”) regarding the results of the Meetings. Taking into account the updated position of Searchlight, that it longer requires the Special Majority, and the fact that the required majority under applicable law for entering into the Purchase Agreement with Searchlight is only 50.01%, the Court recommended to push forward the transaction without convening additional meetings prior to signing (it should be clarified that, nevertheless, another round of voting will be required for the creditors’ meetings, as well as other legally required approvals and processes).

The Court allowed a period of several hours for the parties involved, for Series C debenture holders who voted against the Purchase Agreement and for the Trustee, to respond. Accordingly, during the day responses were received from the two parties who had previously voted against the Purchase Agreement. One of the entities announced that it now consents to entering into the Purchase Agreement (in accordance with the terms agreed between the parties during the day) and to the change to the majority requirement, while the second entity announced its steadfast opposition to both the Purchase Agreement and to the change to the majority requirement. It should be clarified that the consent received by the first entity suffices to obtain a majority of more than 80% of the actual number of voters.

The Trustee has not yet responded with his final position and accordingly, the Company has turned to the Court for giving this report and for receiving further instructions in order to sign the agreement.

The Company will continue to update on developments.